Aetna Real Estate Associates, L.P.
----------------------------------------------------------------------------
P.O. Box 7090
Troy, MI 48007-7090


March 20, 2001

Dear Unitholder:

By now you should have received materials describing the tender offer by Oak Investors, LLC ("Oak") to purchase up to 340,000 limited partnership depositary units ("Units"), or approximately 2.7% of the total Units outstanding of Aetna Real Estate Associates, L.P. (the "Partnership"), at a price of $6.50 per Unit (the "Offer"). Oak's Offer is approximately 51% of the Partnership's net asset value of $12.65 per Unit as of December 31, 2000. In addition, under Oak's Offer, your total proceeds will be reduced by any cash distributions paid by the Partnership after January 1, 2001. Therefore, if you accept the Offer, the price will be reduced by $.18 per Unit reflecting the fourth quarter 2000 distribution that was paid to investors on March 9, 2001 and you will not receive the special distribution that will be paid to investors in the near future resulting from the recent sale of one of the Partnership's properties, in the approximate amount of $1.00 per Unit (see discussion below). Please note that there is no affiliation between the Partnership and Oak and the Offer was not solicited by the Partnership or its management.

WHY DOES OAK WANT TO PURCHASE YOUR UNITS? THE ANSWER IS SIMPLE. THEY WANT TO PROFIT FROM THE OWNERSHIP OF YOUR UNITS.

The reasons that would allow them to profit from the ownership of your Units are straightforward. As discussed below, Oak is attempting to acquire your Units at a significant discount and expects to make substantial profits from the future sale of the Partnership's remaining four properties, as well as potential cash distributions from operations.

AFTER CAREFULLY REVIEWING THE OAK OFFER, WE FIRMLY BELIEVE THAT THE OFFER IS INADEQUATE AND DOES NOT REFLECT THE UNDERLYING VALUE OF YOUR UNITS. THEREFORE, IT IS NOT IN YOUR BEST INTEREST TO ACCEPT THE OFFER. WE RECOMMEND THAT YOU REJECT THE OAK OFFER AND NOT SIGN THE ASSIGNMENT FORM SENT TO YOU.

In evaluating the Offer, you should consider, among other things, the following factors:

o MARKETING AND SALE OF THE PARTNERSHIP'S PROPERTIES. As discussed in the Partnership's investor correspondence, the General Partners have commenced a plan to market and sell the Partnership's remaining properties. To date, ten of the Partnership's 14 properties and one of the three buildings at Westgate Distribution Center have been sold. Four properties and the Westgate building were sold during 2000, and Unitholders received special distributions totaling $4.26 per Unit from these sales. In addition, we are pleased to announce that Marina Bay Industrial Park was sold on March 5, 2001 for net sales proceeds of approximately $13,399,943. AS A RESULT, A SPECIAL CASH DISTRIBUTION IN THE APPROXIMATE AMOUNT OF $1.00 PER UNIT WILL BE PAID TO UNITHOLDERS IN THE NEAR FUTURE. UNITHOLDERS WHO SELL THEIR UNITS TO OAK WILL NOT RECEIVE THIS DISTRIBUTION.

   With respect to the Partnership's remaining four properties, the General Partners are negotiating a contract for the sale of Powell Street Plaza. In addition, we have begun the process of selecting brokers and expect to begin marketing Summit Village, Westgate Distribution Center and Town Center Business Park during the second quarter of 2001.

o THE RIGHT TO ANY FUTURE CASH DISTRIBUTIONS WILL BE LOST. To date, Unitholders who have owned their Units since the inception of the Partnership have received total cash distributions of approximately $20.90 per original $20 Unit. Unitholders who sell their Units to Oak will lose their right to future distributions from cash flow, as well as distributions from any future sales of the properties, including the special distribution of approximately $1.00 per Unit that will be paid in the near future as a result of the sale of Marina Bay Industrial Park. In addition, the General Partners are evaluating the Partnership's cash reserves and future cash needs to determine if a special cash distribution of excess reserves can be paid to the limited partners. Additional information regarding this potential distribution will be included in future correspondence.

o ESTIMATED VALUE OF THE PARTNERSHIP'S UNITS IS GREATER THAN THE OFFER. The price of $6.50 per Unit being offered by Oak pursuant to the Offer is approximately 51% of the Partnership's net asset value ("NAV") of $12.65 per Unit as of December 31, 2000. The Partnership's estimate of NAV was based upon the December 31, 2000 independently appraised values of the properties, adjusted for the Partnership's remaining assets and liabilities as of year-end 2000. It should be noted that the NAV is only an estimate of value and the actual amount realizable upon sale may be different.

o OAK IS MAKING THE OFFER WITH A VIEW OF MAKING A PROFIT. There is a conflict of interest between the desire of Oak to purchase the Units at a low price and Unitholders' desire to sell their Units at a high price.

Because the personal, tax and financial position of each Unitholder is different, we advise that you consult with your tax and other advisors before making a decision as to whether to accept or reject the Offer.

IN SUMMARY, WE DO NOT BELIEVE THAT THE OAK OFFER IS IN YOUR BEST INTEREST. WE RECOMMEND THAT YOU DO NOT TENDER ANY UNITS AND DO NOT SIGN THE
ASSIGNMENT FORM SENT TO YOU BY OAK.

We will keep you informed of significant events concerning the Partnership. If you have any questions, please call the Partnership's administrative agent at (248) 637-7900 or Partnership Investor Services at (617) 342-4225.

Very truly yours,

/s/ Mark J. Marcucci                            /s/ Daniel R. Leary
Mark J. Marcucci                                Daniel R. Leary
President                                       President
AREA GP Corporation                             Aetna/AREA Corporation